Exhibit 25
Oil Containment Boom Purchase/Rental Agreement
This Oil Containment Boom Purchase/Rental Agreement (the “Agreement”) is made and entered into this                       day of                                          , 2010 by and between NYTEX Petroleum, Inc. (“NYTEX”) and                                                                 (“Participant”) for the following purposes:
WHEREAS, NYTEX has entered into an Oil Containment Rental Agreement with Simpson Environmental Resources Corporation (“Simpson”), a copy of which is attached hereto and made a part hereof as Exhibit A, to rent segments of oil containment boom (“boom”) to be placed in the Gulf of Mexico waters under Simpson’s master service or rental agreements with general contractors of BP Global (“BP”), State Governments or other entities.
WHEREAS, NYTEX has entered into an agreement with DMac, Inc., a copy of which is attached hereto as Exhibit B, regarding the compensation for bringing to NYTEX the opportunity, the environmental services company, Simpson, and the manufacturers’ representatives.
WHEREAS, NYTEX has entered into agreements with Gulf Supply Co., and Precision Disaster Services, LP, copies of which are attached hereto as Exhibit C, to manufacture and deliver oil containment boom under the specifications as listed on the specification sheets attached hereto as Exhibit D,
NOW THEREFORE, the terms and conditions of this Agreement are as follows:
1.	Participant agrees to purchase feet of boom as specified herein for $ per foot for a total purchase price of $ delivered.

2.	Participant agrees to give NYTEX power of attorney to act as owner of record of the boom and agent to Participant regarding the order, delivery, rental and final disposition or sale of the boom in accordance with the terms in the Simpson Agreement attached as Exhibit A.

3.	Participant agrees that NYTEX will pay Participant 100% of all boom rental payments received by NYTEX until the point and time that Participant receives 100% of Participant’s total cash purchase price from such payments (“payout”).

4.	Participant understands and agrees that after payout, and in accordance with the terms of the Simpson and DMac agreements attached hereto as Exhibit A and Exhibit B, Simpson receives 50% of the rental payments, DMac receives 10% of the rental payments, and in accordance with the term set forth in this item 4, NYTEX will receive 10% of the rental payments, therefore, NYTEX will pay Participant 30% of all rental payments.

5.	NYTEX agrees to pay Participant all rental payments within five business days from NYTEX’s receipt of such payments together with accounting and copies of all accounting and rental data provided to NYTEX.

6.	Participant understands and agrees that NYTEX has been informed by Simpson that BP, through its general contractors, remits the rental payments through weekly or bi-weekly payments of 80% of the total agreed upon rental amount with the first payment being made within the first three to six weeks from the first day of rental. The remaining 20% of the rental amounts are accrued and paid upon completion of the rental period.
7.	Participant understands and agrees that NYTEX cannot control BP’s payment schedule, but that NYTEX agrees to act in good faith as agent and fiduciary to Participant to represent the best interest of the Participant in the rental operations and collections of all rental payments pursuant to the terms of all related agreements.

8.	Participant understands and agrees that the boom could be destroyed by storms, inclement weather or hurricanes and that NYTEX has been informed that in such cases BP continues to pay rental payments for a minimum of thirty days and up to forty-five days after such instance in accordance with common business practices in oil spill clean-up operations.

9.	Participant understands and agrees that in accordance with the terms of the Simpson agreement attached as Exhibit A, upon termination of the rental of the boom, Simpson will retain ownership of the boom.

10.	Participant understands that the length of boom rental time periods for prior BP oil spills, which by comparison have all been significantly smaller in size than the Gulf oil spill, typically have lasted for a minimum of 45 days, after which BP has either negotiated to purchase the boom at fair market value, or request a percentage reduction in the boom rental rate. The Participant also understands that even though the Gulf oil spill is several times larger than prior oil spills and still ongoing, thereby making it possible that the rental time periods last longer before BP attempts to negotiate a potential purchase of the boom, or request a percentage reduction in the boom rental rate, if for any reason the Participant has not received 100% of its cost of the delivered boom at the time of such purchase, Simpson will pay NYTEX and NYTEX will pay the Participant 100% of the BP purchase amount until such amount, when added to the total rental payments received by the Participant up to that point and time totals 100% of the Participant’s cost of the delivered boom. The remaining amount of the total BP purchase price will be paid 50% to Participant and Simpson will retain the remaining 50%.

11.	Participant agrees that with respect to tax and other legal advice concerning this agreement, Participant has relied solely upon the advice of Participant’s own tax and legal advisors.

12.	Participant represents and agrees that the material contained in the NYTEX Petroleum, Inc. Gulf Coast Oil Spill Containment Boom Purchase/Rental Investment Program presentation consists of narrative texts and exhibits, which have been read in their entirety by the Participant, is not necessarily inclusive of all information that should be considered when making a decision regarding the purchase of oil containment boom.

13.	Participant understands and agrees that neither NYTEX, its affiliates, any of its employees, agents, advisors, representatives, nor consultants make any representations, warranties or guarantees expressed or implied about the accuracy of the information presented, or that the purchase of oil containment boom will yield the profits as shown in the financial projections therein.

14.	Participant has made its decision based upon information contained herein and agrees that it has done so at Participant’s own risk and agrees to hold NYTEX and its affiliates harmless.

NYTEX, its employees, agents, advisors, representatives and consultants further expressly disclaim all liability from any costs, damages or consequences of any type that may result from reliance on the information obtained from the material contained herein.
15.	Participant and NYTEX agree that correspondences to the parties are as follows:
If to NYTEX:
NYTEX Petroleum, Inc.
Michael Galvis, President
12222 Merit Drive, Suite 1850
Dallas, Texas 75251
P: 972 770-4700; F: 972 770-4701
Michael@nytexpetro.com
If to Participant:

Name

Address

City, State, Zip

Phone

Fax

Email Address

Tax ID Number
AGREED TO AND ACCEPTED this                       day of                                           , 2010

By
Participant

AGREED TO AND ACCEPTED this                       day of                                           , 2010

By
Michael Galvis as President of NYTEX Petroleum, Inc.